THOMAS G. BROCKINGTON
Direct Dial: (714) 641-3466
E-mail: tbrockington@rutan.com                       March 7, 2005


         VIA FEDERAL EXPRESS
         -------------------

         Ellie Quarles, Esq.
         Securities and Exchange Commission
         450 Fifth Street, N.W.
         Mail Stop 03-08
         Washington, D.C.  20549-0406

                  Re:      Superior Galleries, Inc.
                           1933 Act Registration No. 333-119253
                           ------------------------------------

Dear Ms. Quarles:

         As mentioned in our telephone conversation, our client, Superior Galleries, Inc. (the "Company"), has filed an Amended Form 10-KSB for the fiscal year ended June 30, 2004, and an Amended Form 10-QSB for the quarter ended September 30, 2004, in accordance with the comments received from the Staff in connection with the above-referenced registration statement. We are enclosing annotated copies of the Form 10-KSB/A and Form 10-QSB/A, as well as annotated copies of the four comment letters received from the Staff.

         The two reports have been blacklined to show changes that have been made since the original filing of these reports. Of course, where a particular section of the report was not amended, it is not included at all in the amended report. Please note that the page numbering on the "F-" pages in the Form 10-KSB/A is inaccurate, which is a result of a problem with the blacklining software. We apologize for this inconvenience. Please note that the page references are still included in the annotated comment letters, but that a number of blank "F-" pages have been omitted. These filings do include, however, all of the text of the financial statements and notes.

         Next to the amended portions of the two reports, you will see an annotation, which indicates the comment to which the amended portion relates. The first numeral identifies which comment letter the comment appears in, and the second numeral identifies which numbered comment is being addressed. For example, a reference to "2-5" would refer to the fifth comment of the second comment letter.

Ellie Quarles, Esq.
March 7, 2005
Page 2


         Copies of the four comment letters are also included. Next to each of the comments appears an annotation indicating where in the amended Form 10-KSB or Form 10-QSB the responsive disclosure has been placed. The column in the left margin of each of the comment letters identifies the page references in the amended Form 10-KSB, and the material in the right column identifies the page references in the amended Form 10-QSB.

         The Staff's comments were prepared, of course, principally in response to the Form SB-2 Registration Statement. As a result, a number of them are not applicable to the Form 10-KSB or the Form 10-QSB. For example, certain disclosure required in a Form SB-2 is not required in the Form 10-KSB or Form 10-QSB. In addition, in certain cases, comments were addressed supplementally without the need for any amended disclosure. Also, in several places, the added disclosure called for by a comment was not applicable to the Form 10-QSB or Form 10-KSB because those filings speak as of the date that they were filed, and the comment pertained to an event which occurred after that date.

         I hope the enclosed documents are useful to you. If you have any questions, of course, please feel free to contact me.

                              Very truly yours,

                              RUTAN & TUCKER, LLP

                              /s/ Tom Brockington
                              ---------------------
                              Thomas G. Brockington


TGB:dh
Enclosures
cc:      Paul Biberkraut (w/ enclosures)